EXHIBIT 1

MAY 1, 2003
ENGLEWOOD CLIFFS, NEW JERSEY
COMPANY CONTACT: MR. MARK DU
TELEPHONE (201)-227-0680


         JINPAN INTERNATIONAL LIMITED  (AMEX SYMBOL "JST")
         DECLARES 5 CENTS CASH DIVIDEND


ENGLEWOOD CLIFFS, NJ -MAY 1, 2003-JINPAN INTERNATIONAL LIMITED (AMEX SYMBOL:
JST) The Board of Directors of Jinpan International Limited declared a one-time cash dividend of 5 cents per share of common stock.

All dividends are payable on or before August 29, 2003, to shareholders of record on August 15, 2003.

The recent outbreak of the SARS virus in China appears to be slowing overall business activities which could impact Q 2 revenues. At the moment it is too early to understand what effect if any, will result but the situation continues to be monitored.

Jinpan International Limited, through its joint venture interest in Jinpan JV, designs, manufacturers and distributes cast coil transformers for power distribution equipment in the People's Republic of China. The Company is one of the largest manufacturers and distributor of cast coil transformers in China. Jinpan obtained International Standardizing Organization (ISO) 9001 certification of its transformers in April 1997, making it one of only a few transformer manufacturers to obtain this Standard. In February 1998, Jinpan became the first Chinese transformer manufacturer to affect a public offering of its shares in the US market.